

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1030 West Georgia Street, Suite 1830
Vancouver, BC V6E 2Y3

      Re: **Gold Royalty Corp.**
                Form F-1
                Exhibit Nos. 10.7 and 10.8
                Filed January 12, 2021
                File No. 333-252036

Dear Mr. Garofalo:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance